FORM 4

                          U.S. SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C., 20549

[ ]  Check box if no longer subject
     to Section 16. Form 4
     or Form 5 obligations may con-
     tinue. See Instruction 1(b).

[ ]  Form 3 Holdings Reported
[ ]  Form 4 Transactions Reported

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                            Filed pursuant to Sec. 16(a) of the Securities Exchange Act of 1934, Sec. 17(a) of
                                            the Public Utility Holding Company Act of 1935 or Sec. 30(f) of the Investment Company
                                            Act of 1940.
--------------------------------------------- -------------------------------------------------------------------------------
  1. Name and Address of Reporting person*     2. Issuer Name and Ticker or Trading Symbol
         Brown           Charles                    WAVERIDER COMMUNICATIONS INC. WAVC
--------------------------------------------- -------------------------------------------------------------------------------
          (Last) (First) (Middle)              3. IRS or Social Security Number of       4. Statement for Month/Year
                                                  Reporting Person (Voluntary)              August 2000
          156 Mildenhall Road
---------------------------------------------                                           -------------------------------------
                  (Street)                                                               5. If Amendment, Date of Original
                                                                                                    (Month/Year)
     Toronto   Ontario,  Canada    M4N 3H6
-----------------------------------------------------------------------------------------------------------------------------
            (City) (State) (Zip)
   *If the Form is filed by more than one
 Reporting Person, see Instruction 4(b)(v).
---------------------------------------------     -----------------------------------------------------
6.Relationship of Reporting Person to Issuer      7. Individual or Joint/Group Filing (Check applicable
  (Check all applicable)                                                      line)

       Director                        10% Owner      X   Form filed by One Reporting Person
 ------                           -----            ------
                                                          Form filed by More than One Reporting Person
   X   Officer (give title below)      Other       ------
 ------                           -----
       Vice President, Marketing
-----------------------------------------------------------------------------------------------------------------------------------
                             Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security    2. Transaction   3. Transaction  4. Securities Acquired (A) or  5. Amount of 6. Ownership     7. Nature of
   (Instr. 3)                Date        Code (Instr. 8) Disposed of (D) ; (Instr. 3,   Securities   Form: Direct (D) Indirect
                        (Month/Day/Year)                          4, and 5)             Beneficially or Indirect (I)  Beneficial
                                                                                        Owned at end (Instr. 4)       Ownership
                                                                                        of Issuer's                   (Instr.4)
                                                                                        Fiscal
                                                                                        Month (Instr.
                                                                                        3 and 4)
----------------------- ---------------- --------------- ------------------------------ ------------ ---------------- -------------
                                                          Amount   (A) or (D)   Price
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
WaveRider Common Stock     08/31/00           M           50,000       A       $ 1.07       0
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
                           08/30/00           M           50,000       D       $5.7125
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly  (Print or Type
Responses)
                                                                                               Page 1 of 2 pages    (Over)



                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          (eg., puts, calls, warrants, options, convertible securities)

------------ ---------- ------------ ----------- ------------ ---------------------- ---------------------
1. Title of  2.Conver-  3. Transac-  4. Transac- 5. Number of 6. Date Exercisable    7. Title and Amount
Derivative   sion or    tion Date    tion Code   Derivative   and Expiration         of Underlying
Securitiy    Exer-      (Month/Day/  (Instr. 8)  Securities   Date (Month/Day/       Securities
(Instr. 3)   cise Price Year)                    Acquired (A) Year)                  (Instr. 3 and 4)
             of Deriva-                          or Disposed
             tive                                of (D)
             Security                            (Instr. 3,
                                                 4, and 5)
------------ ---------- ------------ ----------- ------------ ----------  ---------- ---------- ---------
                                                              Date        Expira-      Title    Amount or
                                                              Exer-       tion Date             Number of
                                                              cisable                           Shares
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
                                                 (A)    (D)
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------

Employee Stock
Option                                                         Anytime   02/16/10     Common      114,600
(1997) Plan -
Options
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
Employee Stock
Option                                                         Anytime   08/28/10     Common      225,000
(1997) Plan -
Options
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
1999 Incentive
And Nonqualified                                               Anytime   04/08/09     Common      80,250
Stock Option Plan                                              Note 1
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
1999 Incentive
And Nonqualified                                               Note 1    04/08/09     Common      454,750
StockOption Plan
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
Employee Stock
Option (2000)                                                  02/25/05   02/25/10     Common      200,000
Plan - Option                                                  Note 2
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------


Table II (continued)
------------ ---------- ---------- ------------ ------------
1. Title of  8. Price   9. Number  10. Owner-   11. Nature
Derivative   of         of Deriva- ship of De-  of
Securitiy    Derivative tive       rivative     Indirect
(Instr. 3)   Security   Securi-    Security;    Beneficial
             and        ties       Direct (D)   Ownership
             (Instr.5)  Benefi-    or           (Instr. 4)
                        cially     Indirect
                        Owned at   (I)
                        end of     (Instr. 4)
                        Month
                        (Instr. 4)

------------ ---------- ----------- ----------- ------------
Employee
Stock Option   $1.07     114,600        (D)
(1997) Plan
- Options
------------ ---------- ----------- ----------- ------------
Employee
Stock Option   $1.68     225,000        (D)
(1997) Plan
- Options
------------ ---------- ----------- ----------- ------------
1999
Incentive
And            $2.03      80,250         (D)
Nonqualified
Stock Option
Plan
------------ ---------- ----------- ----------- ------------
1999
Incentive
And            $2.03     454,750        (D)
Nonqualified
Stock Option
Plan
------------ ---------- ----------- ----------- ------------
Employee
Stock
Option (2000) $9.03      200,000        (D)
Plan - Option
------------ ---------- ----------- ----------- ------------


Explanation of Responses:

Note 1: Vesting of Stock Options is based on the achievement of certain milestones. The first two milestones, worth 15% of the total, has been achieved and those shares have vested as shown. The balance of the shares will vest based on the achievement of the following: 15% upon receipt of at least 25 purchase orders for LMS systems, from qualified purchasers, having a minimum total value of CDN$5 million; 15% upon at least 25 LMS systems, representing a minimum total revenue of CDN$5 million, having been installed and operational; 25% upon gross revenue exceeding CDN$10 million; and, 35% upon gross revenue exceeding CDN $25 million.

Note 2: Vesting of Stock Options can be accelerated based on the achievement of certain milestones: 100,000 shares will vest immediately upon the Company achieving the Board approved Conservative Plan revenues and net loss for the year ended December 31, 2000; 50,000 shares immediately upon the Commercial launch of the LMS 2000; and, 50,000 shares immediately upon the Commercial launch of the LMS 3000.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


             /s/Charles Brown                   September 5, 2000
       -----------------------------            -----------------
  **   Signature of Reporting Person                Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                              Page 2 of 2 pages.